Rochester Institute of Technology
Center for Integrated Manufacturing Studies
Agreement

This AGREEMENT is entered into as of October 6, 2009 between Rochester Institute of Technology, One Lomb Memorial Drive, Rochester, New York 14623-5604 (“RIT”) on behalf of the Center for Integrated Manufacturing Studies (CIMS), Torvec, Inc., 1999 Mt. Read Blvd., Building 3, Rochester, New York 14615 (“Torvec”).

Torvec desires to have RIT undertake a particular project (“Project”) in accordance with the Scope of Work described in Appendix A (Scope of Work) dated October 3, 2009.

This Agreement is an agreement between the parties named above for the Project entitled Testing of Mining Vehicle and 1/2 Shaft ATV CV Joints.

Therefore, the parties agree to the terms and conditions as follows:

1.	Scope of Work – RIT will use its reasonable efforts to perform the Project described in Appendix A (Scope of Work). In performing the Scope of Work, RIT will assign qualified personnel and perform in accordance with the skill and diligence expected of professional organizations with regard to services of a similar nature.

2.	Period of Performance – This Agreement is effective for the period October 12, 2009 through December 24, 2009 and may be extended only by mutual agreement of both parties.

3.	CREATE Act – This Agreement is a “joint research agreement” as defined under the CREATE Act, 35 U.S.C. Section 103(c). Intellectual Property made in the performance of work funded under this Agreement and in the field of engineering research shall be deemed made as a result of activities undertaken within the scope of joint research agreement and subject to the CREATE Act.

4.	Fiscal Terms –

a)	RIT will be paid in accordance with the payment schedule set forth in Appendix A (Scope of Work).

b)	Checks will be made payable to Rochester Institute of Technology and will be sent to:

Mr. Randy Jones

Assistant Director Finance & Accounting Operations

Center for Integrated Manufacturing Studies

Rochester Institute of Technology

111 Lomb Memorial Drive

Rochester, New York 14623-5608

c)	For purposes of identification, each payment will include the invoice number.

d)	If not otherwise specified, payment terms are net thirty (30) days. Torvec will pay a late charge equal to one and one-half percent (1.5%) per month on any overdue amount.

e)	RIT will retain title to any equipment purchased with funds provided by Torvec under this Agreement.

5.	Intellectual Property – The purpose of this clause is to balance the needs of Torvec to develop and commercialize products and processes with due competitive advantage with RIT’s responsibility to promote the progress of science and technology and to assure that discoveries and inventions are utilized in ways most likely to benefit the public. In addition, RIT has an obligation to utilize knowledge and technology generated from sponsored research to further the education of undergraduate and graduate students. Intellectual Property will mean copyrightable materials, inventions and/or discoveries conceived and/or reduced to practice in performance of this Project and resulting patents, divisions, continuations, or substitutions of such applications and all reissues thereof, upon which a university employee or agent is a named inventor.

a) RIT and Torvec will promptly provide a complete written disclosure to each other of Intellectual

Property made in the performance of the work funded under this Agreement. Such disclosure will be sufficiently detailed for Torvec to assess the commercial viability of the technology or discovery. For

RIT Intellectual Property, Torvec will, within sixty (60) days upon receipt of such disclosure, determine whether to request RIT to file and prosecute any patent application, domestic or foreign, on the invention described in such disclosure with Torvec paying all reasonable costs in connection therewith.

b) Ownership of any intellectual property made by RIT employee(s) or students will vest in RIT, except as provided in subparagraphs c and d below. To the extent that RIT has the legal right to do so, RIT hereby grants Torvec the first option to negotiate a license for the Intellectual Property with the RIT Technology

Licensing Office. Such license negotiated in good faith will cover terms and conditions including reasonable royalties.

c)	Ownership of any intellectual property made by Torvec’s employee(s) will vest in Torvec. In this regard, intellectual property consisting of Torvec’s constant velocity joint technology, as embodied in U.S. Patent Nos. 5613914, 5647802, Pending No. 11924130 and Provisional No. 61219104 and improvements developed thereon as developed by Torvec’s employees will vest in Torvec.

d) Ownership of any intellectual property made jointly by Torvec’s and RIT’s employee(s) or students will vest in both parties with no obligation to account to the other party.

e) An Agency of the U.S. Government, another research sponsor or an individual may have certain rights in

Intellectual Property funded under this Agreement. RIT will use reasonable efforts to obtain rights from such third parties, except irrevocable rights of such third parties, in order to make available to Torvec any rights in such Intellectual Property, provided, however, that Torvec will reimburse RIT for all expenses incurred in obtaining such rights, including payment of any monies to acquire rights or licenses.

6.	Confidentiality – Either party (Discloser) may disclose information under this Agreement it considers confidential (“Confidential Information”). If the Confidential Information is disclosed orally or visually, (e.g., it may be incorporated in products or parts which are the subject of the parties’ discussions and intended research), it will be identified in writing as such at the time of disclosure. Non-written confidential information exchanged under this Agreement will only be considered Confidential Information if, at the time of disclosure, Discloser identifies it as Confidential and reduces it to writing for the Receiver within ten (10) business days. Receiver of Confidential Information (Receiver) will maintain the strict confidentiality of the Confidential Information with the same degree of care it uses to protect its own confidential information and will not disclose it to third parties without the joint written approval of Discloser. Receiver will use reasonable care in the selection of individuals and remind them of their obligations to protect the confidentiality of the Confidential Information. Receiver acquires no rights to manufacture, license, or otherwise to use or disclose the Confidential Information except as expressly granted hereunder.

7.	Publication – RIT will have the right to release information or to publish any material resulting from the Project. RIT will furnish Torvec with a copy of any proposed publication thirty (30) days in advance of the proposed publication date. For review and protection of the potential patentability of any intellectual property described therein, Torvec may request an additional thirty (30) days’ delay. Such delay will not, however, be imposed on the filing of any student thesis or dissertation.

8.	Technical Reports – RIT will furnish Torvec reports as listed in Appendix A.

9.	Notices – Any notices given under this Agreement will be in writing and delivered by certified, or registered return receipt mail, postage prepaid, or by facsimile addressed to the parties as follows:

10.	Publicity – Neither party will use the name of the other in connection with any products, promotion, or advertising without the prior written permission of the other party.

11.	No Warranty; Limitation of Liability –

a) RIT MAKES NO WARRANTY, EXPRESS, IMPLIED OR STATUTORY, AS TO ANY MATTER

WHATSOEVER, INCLUDING, WITHOUT LIMITATION, THE DESIGN, USE, ORIGINALITY,

FITNESS FOR A PARTICULAR PURPOSE, MERCHANTABILITY, OR ACCURACY OF THE

PROJECT OR ANY IDEA, INVENTION(S) OR PRODUCT(S), WHETHER TANGIBLE OR

INTANGIBLE, CONCEIVED, DISCOVERED, OR DEVELOPED UNDER OR IN CONNECTION

WITH THIS AGREEMENT.

b)	RIT will not be liable for, and Torvec will indemnify and hold RIT harmless from any direct, indirect,

special, incidental, consequential, punitive or other damage, loss or expense incurred or suffered by

Torvec or any third party directly or indirectly arising or resulting from this Agreement, including the use of the Project or its results, regardless whether acclaim therefore is based in contract, tort (including negligence), warranty, strict liability, or any other theory.

12.	Export Control – Both parties agree that no technology or technical data received under this Agreement shall be exported or disclosed to any foreign national, firm or country, including foreign nationals employed by or associated with either party, without first complying with the requirements of the International Traffic in Arms Regulation (ITAR), the Export Administration Regulation (EAR), and all other applicable export control regulations of the United States of America, including obtaining an export license or technical assistance agreement, if applicable.

If Sponsor learns of an export classification by the US or another government during the course of the Research, Sponsor shall inform RIT of such promptly.

13.	Indemnification – Torvec will indemnify, defend and hold harmless RIT from and against all losses, damage, expenses, actions and claims (including attorneys’ fees) arising out of its own negligence, willful misconduct, or breach of its obligations hereunder.

14.	RIT Policy on Sponsored Programs – In addition to the terms and conditions set forth in this Agreement, all externally sponsored activities of RIT are conducted in accordance with its Oversight Policy, a campus-wide set of principles governing all publicly and privately sponsored projects at RIT. The RIT policy states that while confidentiality shall be maintained as specified in this Agreement, in all cases this Agreement’s existence, the project name, sponsoring organization’s name, funding amount, project duration, and identities of RIT project personnel shall be made available to the RIT Community. RIT faculty, staff, and students who are working on a sponsored program are informed of such sponsorship and any unique contractual requirements. The full Oversight Policy for Externally Sponsored Projects is available at www.research.rit.edu/compliance/roc/.

15.	Termination – This Agreement may be terminated by either party at any time upon the receipt of thirty (30) days’ written notice to the other party. All costs associated with termination will be allowable including non-cancelable commitments incurred prior to receipt of termination notice and all expenses, which have not been reimbursed to RIT by Torvec. Any costs and commitments incurred in excess of funds provided will be invoiced to Torvec and will be payable within thirty (30) days.

16.	Miscellaneous –

a)	RIT will not be liable for any failure to perform as required by this Agreement, to the extent such failure to perform is caused by any reason beyond RIT’s control, or by reason of any of the following occurrences: labor disturbances or disputes of any kind, accident, failure of any governmental approval required for full performance, civil disorder or commotion, act of aggression, terrorism or threat thereof, flood, fire, earthquake, act of God, explosion, shortage or failure of utilities, mechanical breakdown, material shortage, disease, or other similar occurrence.

b)	Neither party will assign its rights or duties under this Agreement to another without the prior express written consent of the other party; provided, however, that Torvec may assign this Agreement to a successor in ownership of all or substantially all its business assets who expressly in writing assumes Torvec’s obligations hereunder.

c)	RIT is an independent contractor and not an agent, joint venturer, or partner of Torvec.

d)	This Agreement and its appendices contain the entire agreement between the parties.

e)	Sections 5-7, 10-13, and 16 will survive the expiration or termination of this Agreement for any reason.

f)	This Agreement will be governed and construed pursuant to the laws of the State of New York without regard to its conflicts of law principles.

The parties have signed this Agreement as of the dates written below.

TORVEC, INC. ROCHESTER INSTITUTE OF TECHNOLOGY